COBHAM

Cobham plc, Brook Road
Wimborne, Dorset, BH21 2BJ, UK
Tel: +44 (0)1202 882020 • Fax: +44 (0)1202 840523
www.cobham.com

RECEIVED

2007 JUN 14 A 7:22

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Our ref: L/COB/88.2/20443

11th June 2007

07024430

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F Street NE
Washington
DC 20549, USA

SUPPL

Dear Sirs

Securities Exchange Act 1934 Rule 12g3-2(b)
Issuer: Cobham plc
File no: 8234923

We enclose the following copy documents as required pursuant to the above-referenced rule:

1. Stock Exchange announcement dated 1 June 2007 relating to Annual Information Update.
2. Stock Exchange announcement dated 1 June 2007 relating to Total Voting Rights.
3. Stock Exchange announcement dated 6 June 2007 relating to AGM statement.
4. Stock Exchange announcement dated 6 June 2007 relating to result of AGM.

If you have any questions or comments, please contact me at +44 (0)1202 857552.

Yours faithfully
for Cobham plc

J M Pope
Company Secretary/Solicitor

PROCESSED
JUN 1 9 2007
THOMSON
FINANCIAL

3

dw 6/14

Regulatory Announcement

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Company	Cobham PLC
TIDM	COB
Headline	Result of AGM
Released	13:23 06-Jun-07
Number	8905X

RNS Number:8905X
Cobham PLC
06 June 2007

Result of AGM

At the company's AGM held today, each resolution was passed on a show of hands.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Cobham PLC
TIDM	COB
Headline	AGM Statement
Released	12:19 06-Jun-07
Number	8807X

RNS Number:8807X
Cobham PLC
06 June 2007

6 June 2007

AGM STATEMENT

Cobham plc ('Cobham', 'the Group') will hold its Annual General Meeting at 12:00 today at the offices of Dresdner Kleinwort, 30 Gresham Street, London. Gordon Page, Chairman, will make the following statement:

'2006 was a year of progress with the Group achieving good profit and earnings per share growth and a 2% point improvement in the trading margin. Good progress was also made in reshaping the portfolio and aligning the divisions. The focus on streamlining the business has permitted the Group to concentrate resources on its core technologies and bringing the best of Cobham to its customers.

After the first four months of 2007, trading is ahead of last year. In line with the pattern of previous years, trading in 2007 will be biased towards the second half. Cobham's businesses are well placed in growth markets, where there are many opportunities to leverage its products, services and technologies. The Group will continue to focus on PV investment and seek acquisitions that are a strong fit with its strategy.

In 2007, the Group has won some important new business, including Cobham's largest ever antenna award, worth up to $248m for systems supplied to the US Army, Navy, Air Force and Marine Corps. Cobham Defence Communications based in Blackburn, UK was recently honoured with a Queen's Award for Enterprise in the International Trade category for the second time. This was in recognition of a 300% increase in the export of its digital Vehicle Intercom Systems over the last three years. The Group's strong order intake has resulted in an order book at the end of April 2007 of over £1.7bn.

On 30 May 2007, the Group announced it had reached agreement to purchase the assets of Patriot Antenna Systems ('Patriot') for cash consideration of $18m with additional consideration of up to $27m, contingent on future performance. The purchase is anticipated to complete in quarter three of 2007, subject to certain environmental clearances. Patriot is based in the USA and designs and manufactures parabolic antennas and a range of specialist Radio Frequency equipment. It will provide Cobham with a product, technology and capability set that can be exploited across the Group's antennas business.

In a statement to the House of Lords today, UK Ministry of Defence ('MOD') Defence Equipment and Support Minister Lord Drayson announced that the Government had approved a Private Finance Initiative solution as the most cost-effective means of replacing the RAF's fleet of VC-10 and Tristar aircraft. The Future Strategic Tanker Aircraft ('FSTA') consortium ('AirTanker') and the MOD are therefore now working together towards financial and contractual close of the programme. AirTanker has today begun work on the Financing Competition to raise the c.£2bn capital requirement. The first stage is to alert the banking community to the main elements of the programme. Cobham has been successful in negotiating a realignment of its shareholding in AirTanker so that it is closer to its pre-existing share of work. As a consequence, the Group's shareholding has reduced to 13%.

As previously announced, Mark Ronald was appointed to the Board of Cobham as a non-executive director with effect from 8 January 2007. Mark brings 35 years of experience in the US aerospace and defence industry, latterly as Chief Operating Officer and member of the Board of Directors of BAE Systems plc. The Board believes that he will add significant value to the Group as Cobham implements its strategy of focusing on high technology organic and acquisitive growth.

The Group has also previously announced the intention of Jeff Edington, a non executive Director of Cobham, to retire from the Board at the conclusion of today's meeting. I would like to thank Jeff for his wise counsel and considerable contribution to the Board over the last eleven years.

The Board remains committed to exploiting the Group's strong positions in rapidly growing markets. This strategy underpins the Group's drive for profitable growth and gives the Board confidence that the Group can achieve further underlying growth in 2007.'

- ends -

ENQUIRIES

Cobham plc	
Allan Cook, Chief Executive	+44 (0)1202 882020
Warren Tucker, Group Financial Director	+44 (0)1202 882020
Julian Wais, Director of Investor Relations	+44 (0)1202 857998
Weber Shandwick Financial	
Susan Ellis	+44 (0)20 7067 0700

NOTES

1. Cobham plc is an international company engaged in the development, delivery and support of advanced aerospace and defence systems for land, sea and air platforms. The company has five technology divisions and one in the service sector that collectively specialise in the provision of components, subsystems and services that keep people safe, improve communications and enhance the performance of aerospace and defence platforms.

2. AirTanker was selected as Preferred Bidder to operate the FSTA service in 2005. It is a UK company dedicated exclusively to providing the FSTA service to the UK MOD. In addition to Cobham (13%), AirTanker's shareholders are EADS (40%), Rolls-Royce (20%), Thales UK (13%), and VT Group (13%). Together, they will produce the equipment and support it through life.

Regulatory Announcement

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RECEIVED

Company	Cobham PLC
TIDM	COB
Headline	Total Voting Rights
Released	16:42 01-Jun-07
Number	6652X

RNS Number:6652X
Cobham PLC
01 June 2007

Cobham plc - total voting rights

In accordance with the Transparency Directive's provisions, the company advises that as at the date of this announcement it has:

Ordinary shares

- 1,134,053,130 ordinary shares of 2.5p nominal value each with voting rights admitted to trading. No ordinary shares are held in treasury. The total number of voting rights in respect of the ordinary shares is 1,134,053,130.

Preference shares

- 19,700 preference shares of £1 nominal value each with voting rights admitted to trading. No preference shares are held in treasury. The total number of voting rights in respect of the preference shares is 19,700.

The above figures may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine whether they are required to notify their interest in, or a change to their interest in, Cobham plc under the FSA's Disclosure and Transparency Rules.

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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RECEIVED

Company	Cobham PLC
TIDM	COB
Headline	Annual Information Update
Released	16:47 01-Jun-07
Number	6661X

RNS Number:6661X
Cobham PLC
01 June 2007

31st May 2007

COBHAM PLC - ANNUAL INFORMATION UPDATE

PROSPECTUS RULE PR 5.2 R

In the 12 months immediately preceding the date of this update, the company has published or made available to the public information, in circumstances referred to in Prospectus Rule 5.2 R, as set out below.

In accordance with Article 27(3) of the Prospectus Directive Regulations, it is acknowledged that whilst the information referred to below was up to date at the time of publication, such disclosures may, at any time, become out of date due to changing circumstances.

ANNOUNCEMENTS MADE VIA RNS, A REGULATORY INFORMATION SERVICE

Time and date of filing

and publication Description

16.14 31.05.06 Cobham plc - Annual Information Update

07.00 07.06.06 Cobham plc - Senior appointments

12.00 07.06.06 Cobham plc - Cobham AGM statement

14.10 12.06.06 Cobham plc - Director/PDMR Shareholding

13.05 14.06.06 Cobham plc - Acquisition (domo Ltd)

14.05 15.06.06 Cobham plc - Director/PDMR Shareholding

07.00 22.06.06 Cobham plc - Division Briefing

15.10 10.07.06 Cobham plc - Director/PDMR Shareholding

07.00 26.07.06 Cobham plc - Disposal

14.28 07.08.06 Cobham plc - Director/PDMR Shareholding

16.22 07.08.06 Cobham plc - Holding(s) in company

13.45 16.08.06 Cobham plc - Notice of results

14.19 07.09.06 Cobham plc - Holding in company

07.01 12.09.06 Cobham plc - Interim Results

16.03 12.09.06 Cobham plc - Dividend declaration

15.09 22.09.06 Cobham plc - Director/PDMR Shareholding

15.46 29.09.06 Cobham plc - Doc. re Interim Results

15.23 05.10.06 Cobham plc - Director/PDMR Shareholding

12.41 10.10.06 Cobham plc - Additional Listing

13.45 18.10.06 Cobham plc - Holding(s) in company

10.49 23.10.06 Cobham plc - Additional Listing

07.00 25.10.06 Cobham plc - Analyst and Investor Briefing

16.59 08.11.06 Cobham plc - Director/PDMR Shareholding

14.41 10.11.06 Cobham plc - Additional Listing

16.43 04.12.06 Cobham plc - Holding(s) in Company

16.50 04.12.06 Cobham plc - Director/PDMR Shareholding

17.40 04.12.06 Cobham plc - Director/PDMR Shareholding

07.00 14.12.06 Cobham plc - Division Briefing

07.00 18.12.06 Cobham plc - Trading Update

10.15 20.12.06 Cobham plc - Director/PDMR Shareholding

09.50 22.12.06 Cobham plc - Total Voting Rights

17.22 03.01.07 Cobham plc - Holding(s) in Company

17.25 03.01.07 Cobham plc - Holding(s) in Company

17.16 04.01.07 Cobham plc - Total Voting Rights

15.07 05.01.07 Cobham plc - Dirctorate Change

11.57 05.01.07 Cobham plc - Additional Listing

16.34 08.01.07 Cobham plc - Holding(s) in Company

07.00 09.01.07 Cobham plc - Contract

11.50 10.01.07 Cobham plc - Additional Listing

15.15 10.01.07 Cobham plc - Total Voting Rights

15.53 10.01.07 Cobham plc - Director/PDMR Shareholding

14.20 12.01.07 Cobham plc - Additional Listing

17.17 15.01.07 Cobham plc - Total Voting Rights

07.00 17.01.07 Cobham plc - Contract

13.48 17.01.07 Cobham plc - Total Voting Rights

07.00 22.01.07 Cobham plc - Contract

15.33 30.01.07 Cobham plc - Additional Listing

07.00 31.01.07 Cobham plc - Contract

14.33 31.01.07 Cobham plc - Total Voting Rights

13.00 12.02.07 Cobham plc - Management Changes

16.54 12.02.07 Cobham plc - Holding(s) in Company

15.51 19.02.07 Cobham plc - Holding(s) in Company

17.06 05.03.07 Cobham plc - Total Voting Rights

17.05 07.03.07 Cobham plc - Holding(s) in Company

07.01 15.03.07 Cobham plc - Final Results

15.43 15.03.07 Cobham plc - Preference Dividend

13.18 16.03.07 Cobham plc - Holding(s) in Company

07.01 21.03.07 Cobham plc - Contract

16.00 23.03.07 Cobham plc - Site Visit

16.10 29.03.07 Cobham plc - Director/PDMR Shareholding

13.33 30.03.07 Cobham plc - Total Voting Rights

12.54 17.04.07 Cobham plc - Holding(s) in Company

14.22 01.05.07 Cobham plc - Holding(s) in Company

07.00 02.05.07 Cobham plc - Contract Extension

16.17 02.05.07 Cobham plc - Annual Report and Accounts

16.21 02.05.07 Cobham plc - Directorate Change

14.49 03.05.07 Cobham plc - Total Voting Rights

15.26 11.05.07 Cobham plc - Director/PDMR Shareholding

07.01 30.05.07 Cobham plc - Acquisition

Copies of the above documents can be located at the London Stock Exchange's website (www.londonstockexchange.com) and also at the company's website (www.cobham.com).

INFORMATION POSTED ON THE COMPANY'S WEBSITE WWW.COBHAM.COM

Date Description

16.06.06 Sir Michael Cobham's Service of Thanksgiving

13.07.06 Bristow Helicopters, Serco and FB Heliservices announce working together to win UK-wide Search & Rescue contract

20.07.06 Cobham and MBDA to work together to make Type 45 a success

20.07.06 Cobham Avionics equipment joins Virgin Atlantic Global Flyer in

Smithsonian Air and Space Museum

20.07.06 Cobham wins NATO Multi Mission Launcher for Hungarian Air Force

21.07.06 Cobham wins A400M Tanker orders for Malaysia and South Africa

21.07.06 Cobham achieves CAA approval for Ground Movement Control System at Nottingham East Midland Airport

21.07.06 Cobham refuelled V-22 Osprey during first flight to the UK

21.07.06 Cobham opens US Support Centre

26.07.06 Cobham Joint Venture awarded £7.5m contract extension

21.09.06 Cobham successfully tests new Cold Gas Practice Bomb Carrier technology

21.09.06 Cobham Advanced Technologies (Southern Africa) takes on new role

27.09.06 Cobham wins SA Rand 10m order from Safair for EFIS Systems

29.09.06 Anniversary of Sir Alan Cobham landing on the Thames

12.10.06 Cobham appoints Financial Director of Acquisition Integration

25.01.07 UK aerospace industry welcomes new Manufacturing Skills Academy

08.02.07 Cobham secures follow on V-22 Refuelling Probe order

08.02.07 Cobham company recognised by Airbus North America as best regional centre

08.02.07 Cobham awarded full production contract for Small Diameter Bomb Carriage

09.02.07 Cobham and Dynamatic Technologies announce partnership

15.03.07 2006 Preliminary Results Presentation

16.03.07 Cobham Refuelling Pods fitted to first RAAF A330MRTT

23.04.07 Cobham Defence Communications honoured with Queen's Award for Enterprise

Copies of the above documents can be located at the company's website (www.cobham.com).

DOCUMENTS FILED AT COMPANIES HOUSE

Date Form Description

23.05.06 88(2) Return of allotment of shares or securities

23.05.06 88(2) Return of allotment of shares or securities

25.05.06 88(2) Return of allotment of shares or securities

09.06.06 88(2) Return of allotment of shares or securities

12.06.06 RES Special and Ordinary resolutions passed at AGM

19.06.06 88(2) Return of allotment of shares or securities

27.06.06 88(2) Return of allotment of shares or securities

03.07.06 88(2) Return of allotment of shares or securities

18.07.06 363a Annual Return

18.07.06 288c Change of particulars for director or secretary

25.07.06 88(2) Return of allotment of shares or securities

27.07.06 88(2) Return of allotment of shares or securities

02.08.06 288c Change of particulars for director or secretary

02.08.06 288c Change of particulars for director or secretary

04.08.06 88(2) Return of allotment of shares or securities

14.08.06 88(2) Return of allotment of shares or securities

17.08.06 88(2) Return of allotment of shares or securities

24.08.06 88(2) Return of allotment of shares or securities

08.09.06 88(2) Return of allotment of shares or securities

19.09.06 88(2) Return of allotment of shares or securities

21.09.06 88(2) Return of allotment of shares or securities

26.09.06 288c Change of particulars for director or secretary

02.10.06 88(2) Return of allotment of shares or securities

19.10.06 88(2) Return of allotment of shares or securities

19.10.06 88(2) Return of allotment of shares or securities

20.10.06 88(2) Return of allotment of shares or securities

26.10.06 88(2) Return of allotment of shares or securities

26.10.06 88(2) Return of allotment of shares or securities

26.10.06 88(2) Return of allotment of shares or securities

31.10.06 88(2) Return of allotment of shares or securities

31.10.06 288c Change of particulars for director or secretary

02.11.06 88(2) Return of allotment of shares or securities

06.11.06 88(2) Return of allotment of shares or securities

09.11.06 88(2) Return of allotment of shares or securities

15.11.06 88(2) Return of allotment of shares or securities

21.11.06 88(2) Return of allotment of shares or securities

27.11.06 88(2) Return of allotment of shares or securities

01.12.06 288c Change of particulars for director or secretary

04.12.06 88(2) Return of allotment of shares or securities

07.12.06 88(2) Return of allotment of shares or securities

18.12.06 88(2) Return of allotment of shares or securities

19.12.06 88(2) Return of allotment of shares or securities

03.01.07 88(2) Return of allotment of shares or securities

03.01.07 88(2) Return of allotment of shares or securities

03.01.07 88(2) Return of allotment of shares or securities

09.01.07 88(2) Return of allotment of shares or securities

12.01.07 88(2) Return of allotment of shares or securities

12.01.07 288c Change of particulars for director or secretary

12.01.07 288c Change of particulars for director or secretary

12.01.07 288c Change of particulars for director or secretary

12.01.07 288c Change of particulars for director or secretary

12.01.07 288c Change of particulars for director or secretary

12.01.07 88(2) Return of allotment of shares or securities

16.01.07 88(2) Return of allotment of shares or securities

16.01.07 288a Appointment of director or secretary

19.01.07 288c Change of particulars for director or secretary

22.01.07 88(2) Return of allotment of shares or securities

31.01.07 288c Change of particulars for director or secretary

07.02.07 88(2) Return of allotment of shares or securities

07.02.07 88(2) Return of allotment of shares or securities

07.02.07 288c Change of particulars for director or secretary

09.02.07 88(2) Return of allotment of shares or securities

19.02.07 88(2) Return of allotment of shares or securities

02.03.07 88(2) Return of allotment of shares or securities

09.03.07 88(2) Return of allotment of shares or securities

13.03.07 88(2) Return of allotment of shares or securities

23.03.07 288c Change of particulars for director or secretary

27.03.07 88(2) Return of allotment of shares or securities

27.03.07 88(2) Return of allotment of shares or securities

04.04.07 88(2) Return of allotment of shares or securities

04.04.07 88(2) Return of allotment of shares or securities

11.04.07 88(2) Return of allotment of shares or securities

26.04.07 88(2) Return of allotment of shares or securities

15.05.07 88(2) Return of allotment of shares or securities

Copies of the above documents are available from Companies House, Crown Way, Maindy, Cardiff CF14 3UZ.

DOCUMENTS SUBMITTED TO THE UK LISTING AUTHORITY DOCUMENT DISCLOSURE TEAM

Date	Description
02.05.07	Report and Accounts for 2006 Shareholder circular incorporating chairman's letter, appendices and notice of annual general meeting Proxy card
29.09.05	Interim results for the half year to 30th June 2006

Information on the above documents may be obtained by contacting the Document Viewing Facility, UK Listing Authority, The Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS (Tel: 020 7066 1000).

DOCUMENTS SUBMITTED TO THE US SECURITIES AND EXCHANGE COMMISSION

The company has submitted information required in connection with an application for and the maintenance of an exemption under the US Securities and Exchange Commission rule 12g3-2b.

Note: the dates of filing can be obtained by visiting www.sec.gov/edgar/searchedgar/webusers.htm.

J M Pope
Company Secretary
Cobham plc Tel: 01202 857552

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